Filed pursuant to Rule 433
Registration Statement Nos. 333-192302 and 333-192302-06

Private Client Solutions

Capabilities Overview

citi

DELIVERY
INVESTMENTS
TRADE IDEAS
RESOURCES

Investment Products: Not FDIC Insured · No Bank Guarantee · May Lose Value

For Internal Use Only · Not for Onward Distribution

Firmly embedded within Citi’s sales and trading desks, we provide Citi Financial Advisors, Private Bankers and Investment Counselors with access to a broad range of investment opportunities, product expertise and market-making capabilities.

These capabilities include:

•	Broad range of investment opportunities
•	Tactical and theme-based investment ideas
•	Risk management strategies
•	Ability to leverage Citi’s market-making capabilities
•	Proprietary services for high-net-worth investors

Our Product Specialists are dedicated to evaluating and selecting investments that seek:

•	Wealth preservation
•	Yield enhancement
•	Risk mitigation
•	Broad market access
•	Portfolio diversification
•	Tax-advantaged income strategies
•	Advice on Fixed Income portfolio building

Citi’s investment solutions include:

•	Municipal Securities
•	Taxable Fixed Income
•	Cash Equities
•	FX, Rates and Credit Derivatives (for certain qualified investors)
•	Equity Derivatives and Hybrid Solutions (for certain qualified investors)
•	Tactical and Portfolio-Enhancing Structured Investments
•	Registered and Unregistered Funds

For Internal Use Only – Not for Onward Distribution

As a Citi Financial Advisor, Private Banker or Investment Counselor, you have access to:

Investments & Services	Your Citi Advantage	Products and Services
Municipal Securities

Citi has eight regional municipal trading desks across the U.S. that include a dedicated team of Citi Private Client Solutions Product Specialists. For the past five years, Citi has been the Greenwich Share Leader in U.S. Municipal Bonds and Derivatives.

• High Grade Bonds • Zero Coupon Bonds • Taxable Municipal Bonds (incl. Build America Bonds) • Story Bonds • High Yield Bonds (across a broad range of industry sectors)
Taxable Fixed Income

Citi has dedicated trading desks that provide markets in eight asset classes. Citi’s standing as one of the top three dept capital markets financial institutions over the last ten years is affirmed by repeat business from issuers across various industries and ratings spectrum.*

• Treasury and Agency Debt • Mortgage-Backed Securities • Investment Grade Corporate Debt • High Yield Corporate Debt • International and Emerging Markets Corporate Debt • Preferreds / Hybrids
Fixed Income High-Net- Worth ProgramTM	Citi’s proprietary Fixed Income High-Net-Worth ProgramTM is a comprehensive approach to analyzing (and identifying opportunities to improve) Fixed Income portfolios.

•  Citi Private Client Solutions Fixed Income Product Specialists prepare the analysis and suggest portfolio improvements

•  Accommodates a vast array of Fixed Income securities, including those held at other institutions

•  Advanced report capabilities

Cash Equities	Citi maintains a team of sales and trading professionals dedicated to private client execution in equity products.	• Single Stocks • Exchange Traded Funds • Equity Options and Convertibles
Structured Investments – Portfolio Enhancing Solutions

Retail intermediaries have access to Citi’s multi- asset global structured investments platform, to meet financial goals ranging from wealth preservation to risk-adjusted yield enhancement. Complementing a traditional portfolio, these investments provide access to a variety of payoff profiles, each with varying levels of risk and return potential. In 2015, Citi received awards for Best Distributor and Best Sales, Brazil and Best FundSolution in the Americas by StructuredRetailProducts Magazine.

• Market-linked deposits • Structured notes (all asset classes) • Custom strategies • Hedging and monetization solutions • Structured funds

*Source: Dealogic for period 01/01/05-12/31/15 (using run with All Bookrunner; Apportioned; excluding self-lead and all deals <100mm; excludes EM).

For Internal Use Only – Not for Onward Distribution

Contact Us

LEADERSHIP TEAM

James O’ Donnell	Global Head, Investor Sales and Relationship Management

Barbara Mullaney	Global Head, Private Client Solutions

Nicholas Parcharidis	Co-head Americas Private Client Solutions +1 (212) 723-7005 | nicholas.parcharidis@citi.com

Joseph P. (J.P.) Connellan	Co-head Americas Private Client Solutions +1 (212) 723-7119 | joseph.p.connellan@citi.com

FIXED INCOME		STRUCTURED INVESTMENTS

Municipal Securities (NAM)		Sales Head: Carlos Martin	+1 (305) 329-4512 carlos.martin@citi.com
Northeast	+1 (212) 723-7114
Michael Lane	michael.e.lane@citi.com	NAM
Kirsten Freer	kirsten.freer@citi.com	Jeanne Lee	+1 (212) 723-7288
Brian Collins	brian.collins@citi.com		jeanne.lee@citi.com

SE, SW & Midwest	+1 (813) 229-2277	Walter Maccio	+1 (212) 723-7288
Cindy Brock	cynthia.a.brock@citi.com kathleen.n.schultz@citi.com		walter.maccio@citi.com
Kathy Schultz		Jean Parker	+1 (212) 723-7654 jean1.parker@citi.com
Western Region	+1 (213) 486-8871
Brett Barnes Christopher Drago	brett.barnes@citi.com christopher.l.drago@citi.com	LATAM	+1 (212) 723-7654 pablo.ortega@citi.com
Pablo Ortega

Taxable Fixed Income (Global)	+1 (212) 723-7495	CASH EQUITIES

Sales Head: Karen Galbraith	karen.a.galbraith@citi.com	Sales Head: Daniel Seidenstein	+1 (212) 723-7276
Michael Baumeister	michael.baumeister@citi.com		daniel.seidenstein@citi.com
Todd Fanning	todd.d.fanning@citi.com
David Glick	david.glick@citi.com	Equities Trading	+1 (212) 723-7144
Jennifer Lanz	jennifer.lanz@citi.com	Jennifer Alexander	jennifer1.alexander@citi.com
Daniel Richards	daniel.richards@citi.com	Kristine Vigna	kristine.vigna@citi.com

		Options Trading	+1 (212) 723-7213
		Eric Feingold	eric.feingold@citi.com

		Fixed Income Managed Money	+1 (212) 723-7215
		Brian Conroy	brian.d.conroy@citi.com

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For Internal Use Only – Not for Onward Distribution